Securities and Exchange Commission

Washington, D. C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the Twelve Month Period Ended December 31, 2009

OR

☐	Transition Report Pursuant to Section 15(d) of The Securities Exchange Act of 1934

For the transition period from             to

Commission file number 1-14643

A.	Full title of the plan and the address of the plan if different from that of the issuer named below:

STERIS Corporation 401(k) Plan

B.	Name of issuer of securities held pursuant to the plan and the address of its principal executive office:

STERIS Corporation

5960 Heisley Road

Mentor, Ohio 44060

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

STERIS Corporation 401(k) Plan

December 31, 2009 and 2008 and the Year ended December 31, 2009 with Report of Independent Registered Public Accounting Firm

STERIS Corporation 401(k) Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

Report of Independent Registered Public Accounting Firm

Board of Directors

STERIS Corporation

Mentor, Ohio

We have audited the accompanying statements of net assets available for benefits of the STERIS Corporation 401(k) Plan as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the year then ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year then ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio

June 28, 2010

STERIS Corporation

401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2009	2008
Assets:
Investments, at fair value	$256,484,810	$202,737,548

Employer contributions receivable	—	192

Participant contributions receivable	—	126

Adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts	—	2,283,784

Net assets available for benefits	$256,484,810	$205,021,650

See accompanying notes to the audited financial statements.

STERIS Corporation

401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Additions:
Net realized and unrealized appreciation in the value of investments	$39,466,715
Interest and dividend income	4,895,230
Loan interest income	394,624
Contributions:
Participant	15,692,167
Employer	5,629,158
Rollovers	941,168

Total contributions	22,262,493

Total additions	67,019,062

Deductions:
Benefits paid directly to participants	$15,510,591
Administrative expenses	45,311

Total deductions	15,555,902

Net increase	51,463,160

Net assets available for benefits:
Beginning of year	205,021,650

End of year	$256,484,810

See accompanying notes to the audited financial statements.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements

December 31, 2009 and 2008

1. Description of Plan

The following brief description of the STERIS Corporation 401(k) Plan (the “Plan”) provides only general information. A complete description of the Plan provisions, including those relating to participation, vesting and benefits, is contained in the Plan document. Participants should refer to the Plan document for complete information regarding the Plan’s provisions.

General

The Plan is a defined contribution plan administered by STERIS Corporation (the “Company,” “STERIS,” or “Plan Administrator”). Generally, all domestic employees of STERIS and certain participating subsidiaries who have attained the age of 18 are eligible to participate in the Plan on the first day of the month following the month that they began employment with the Company or a participating subsidiary or as soon thereafter as administratively feasible. Rehired employees who were previously participants are eligible for participation immediately upon rehire.

Effective May 1, 2007, the Plan was amended to become a stock bonus plan and to provide that the portion of the Plan consisting of the STERIS Stock Fund shall be an employee stock ownership plan (the “ESOP feature”) within the meaning of Section 4975(e)(7) of the Internal Revenue Code (the “Code”), and to provide for a cash payment option with respect to dividends paid on STERIS common shares. The Plan also contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code and is qualified under Section 401(a) of the Code.

The assets of the Plan are maintained and the transactions therein are executed by Delaware Charter Guarantee & Trust Company d/b/a/ Principal Trust CompanySM (the “Trustee”), an affiliate Principal Life Insurance Company®, which serves as the Plan record-keeper. Effective at the end of June, 2010, Vanguard Fiduciary Trust Company will become the Plan trustee and The Vanguard Financial Group, Inc. will become the Plan record-keeper. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Contributions

All contributions made by a participant are “before-tax” deferred compensation contributions.

The Plan allows participants to contribute between zero and 20 percent of their compensation received during a calendar year, subject to certain limitations. The contributions for a participant are made by payroll deductions and are determined each pay period by multiplying the participant selected contribution rate then in effect by his/her eligible compensation for such period.

The contributions of participants who are “highly compensated” are limited. The Plan allows participants to modify deferral percentages at any time. Effective November 1, 2005, the Plan was amended to allow for automatic enrollment of newly eligible participants, with a 3% contribution of an eligible participant’s compensation beginning 60 days after the date of hire, unless the participant has affirmatively elected a different contribution level or not to contribute to the Plan. The Company invests 100% of the contributions to the Plan on behalf of a participant in the default investment option (Dodge & Cox Balanced Fund prior to September 2, 2008 and Vanguard Balanced Index Portfolio beginning September 2, 2008), until an affirmative election of other investment options is received from the participant.

The Company may make matching discretionary contributions to a participant’s account. Company contributions are allocated to each participant’s account in accordance with the investment election choices made by the participant. The Company contributed a 50 percent matching cash contribution on the first 6 percent of eligible compensation (subject to certain limitations) contributed to the Plan by each participant for the years ended December 31, 2009 and 2008. The Company discretionary matching contribution, which is made each pay period, is approved by the Company’s Board of Directors on an annual basis. In addition, the Company contributed a qualified non-elective cash contribution in March of the plan year on behalf of employees of St. Louis IUE Local 823 hired on or before March 17, 1999 who were employed as of March 23, 2009 in the amount of $750 each.

The Plan also allows the participant to contribute into the Plan balances from another qualified benefit plan (known as “rollover contributions”).

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Vesting

All participants are immediately vested in their contributions plus actual earnings thereon and Company matching contributions plus actual earnings thereon.

Participant Accounts

A separate account is maintained for each participant in the Plan, reflecting contributions, investments, realized and unrealized investment gains and losses, loans, withdrawals, rollovers, and investment fees. The net value of each participant account is established at the close of each business day through the valuation of each fund’s assets at market value.

Participants may elect to invest contributions, including the Company contributions, in any combination of the investment funds offered by the Plan, including STERIS Corporation Common Stock.

Participants can generally change their investment elections at any time. A participant may elect to have a portion or all of the balance of prior contributions together with earnings transferred from any fund in which it is invested to any other fund, subject to any transfer restrictions that the fund may impose.

Plan Withdrawals and Distributions

Upon death, disability or retirement or other termination of service, participants may receive a lump sum amount equal to the value of their account balance. Employed participants who have a specific financial hardship may withdraw all or a portion of their account balance. Additionally, participants who are age 59 1/2 or older may withdraw all or a portion of their account balance for any reason.

Participants Loans

Participants currently employed may borrow from their fund accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan terms generally range from 1-5 years and are secured by the balance in the participant’s account. Loan terms for loans used for the purchase of a participant’s primary residence can be longer than five years. The loans bear interest at a rate established by the Trustee. Principal and interest is paid through payroll deductions. Participants may have only one loan outstanding at any time and participants may take only one loan in a twelve-month period.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

1. Description of Plan (continued)

Voting Rights

Each participant who has an investment in the Company Stock Fund holds Stock Fund units. These units represent a proportionate number of Company Common Shares held in the Fund. Each participant is entitled to exercise voting rights attributable to the Company’s Common Shares that his or her stock units represent. At least thirty days prior to the time such rights are to be exercised, each participant is sent, electronically or by regular mail, a copy of the proxy solicitation materials. Participants are requested to instruct the Trustee as to how shares should be voted. If a participant does not provide the Trustee with instructions as to how shares should be voted, then such shares are voted, as provided in the Plan, proportionately in accordance with the instructions received from other participants in the Plan who are voting.

Plan Termination

The Company, by action of its Board of Directors or Compensation and Corporate Governance Committee and without approval of its shareholders, has the right under the Plan to amend, suspend, or terminate the Plan in its entirety subject to the provisions of ERISA. The Oversight Committee for the Plan also is authorized to make certain Plan amendments.

Various amendments to the Plan, generally effective as of the beginning of 2010, including a change in the employer contribution formula, were approved in October, 2009.

In the event of Plan termination, participants will remain 100 percent vested in their accounts.

Plan Expenses

Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, are paid by the respective funds. All other administrative expenses incurred in the administration of the Plan are charged against the respective funds, unless the employer elects to pay such amounts. The Company has elected to pay audit and consulting fees only.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Plan financial statements have been prepared on the accrual basis of accounting. The following is a summary of the significant accounting policies followed by the Plan in the preparation of its financial statements.

Investment Valuation and Income Recognition

The Plan’s investments in the Company’s Common Shares are stated at fair value which equals the quoted market price on the last business day of the plan year. The fair value of the participation units held by the Plan in the mutual funds is based on quoted redemption values on the last business day of the plan year. The participation units held by the Plan in the common/collective fixed income investment funds were valued at contract value (see Note 5). The pooled separate accounts are valued at the redemption value of units held by the Plan at year end.

The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Recent Accounting Pronouncements

In May 2009, the FASB issued revised guidance on Subsequent Events. The revised guidance requires that the effects of all subsequent events that provide additional evidence about conditions that existed at the balance sheet date be recognized in the financial statements. However, an entity shall not recognize subsequent events that provide evidence about conditions that did not exist at the date of the balance sheet. For subsequent events not recognized, the nature of the event and an estimate of the financial effects, or statement that such an estimate cannot be made, should be disclosed if necessary to keep the financial statements from being misleading. The date through which subsequent events have been evaluated and whether such

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies (continued)

date is the date the financial statements were issued or the date the financial statements were available to be issued shall be disclosed. We adopted this guidance and it did not have a material impact on our consolidated financial statements.

In June 2009, the FASB issued new guidance, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles. This guidance establishes the Accounting Standards Codification (“ASC”) as the single source of authoritative GAAP recognized by the FASB with the exception of guidance provided by the SEC for public companies. If guidance for a transaction or event is not specified within a source of authoritative GAAP, the Plan must first consider accounting principles for similar transactions or events within a source of authoritative GAAP and then consider nonauthoritative guidance from other sources. This guidance is effective for the Plan’s year ending December 31, 2009.

In September 2009, the FASB issued revised guidance, Investments in Certain Entities That Calculate Net Asset Value per Share. This guidance applies to investments that both (1) do not have readily determinable fair values and (2) are made to entities having all of the attributes of an investment company specified under current GAAP or made to entities in which it is industry practice for the investee to issue financial statements in a manner consistent with GAAP for investment companies. This guidance permits a reporting entity, as a practical expedient, to estimate the fair value of the investment using the net asset value per share provided it is calculated in a manner consistent with GAAP for investment companies at the reporting entity’s measurement date. If net asset value per share is not calculated in such a manner, the reporting entity must consider whether an adjustment to the most recent net asset value per share is necessary in order to estimate net asset value in a manner consistent with GAAP as of the reporting entity’s measurement date. A reporting entity is not allowed to use the practical expedient if it is probable that the entity will sell the investment for an amount that is different from net asset value per share. Additional disclosure requirements are present for investments that meet these criteria. The guidance, which was effective for the Plan year ended December 31, 2009, did not have a material impact to the Plan’s fair value measurements as most of the Plan’s investments have readily determinable fair values.

New Accounting Pronouncement

In January 2010, the FASB issued guidance for Fair Value Measurements and Disclosures which requires new disclosures and clarifies existing disclosures under current fair value guidance. A reporting entity is required to disclose separately gross transfers in and gross transfers out of category Levels 1, 2, and 3 and describe the reasons for the transfers. A reporting entity is also

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

2. Summary of Accounting Policies (continued)

required to disclose and consistently follow its policy for determining when transfers between levels are recognized. The guidance will also require separate presentation of purchases, sales, issuances, and settlements rather than net presentation in category Level 3 reconciliation as currently required. Also, the fair values of derivative assets and liabilities are to be presented on a gross basis except for the category Level 3 reconciliation which may be presented on a net or a gross basis. This guidance clarifies the appropriate level of disaggregation for fair value disclosures, which is generally by class of assets and liabilities, as well as clarifies the requirement to provide disclosures about valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall within category Level 2 or 3. The new requirements are effective for the Plan year ending December 31, 2010 with the exception of the requirement to separately disclose purchases, sales, issuances, and settlements which will be effective for the Plan year ending December 31, 2011. The Plan will incorporate the required disclosures for Plan year 2010 and it is unlikely that the Plan will early adopt the 2011 requirements permitted under the guidance.

3. Transactions with Parties-in-Interest

Party-in-interest transactions include the investment in the funds of the Trustee and funds maintained by entities affiliated with the Trustee and the payment of administrative expenses. Permissible plan loans to participants are also parties-in-interest transactions.

The Plan purchased common shares of the Company for $2,778,315, sold common shares of the Company for $2,759,983, and received dividends on common shares of the Company totaling $2,225,839 during the year ended December 31, 2009.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 10, 2002, stating that the Plan is qualified under Section 401(a) of the Code. The related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan has been amended on multiple occasions. To remain qualified, the Plan is required to operate in conformity with the Code. The Plan Administrator has indicated that it will take the necessary steps to maintain the Plan’s qualified status.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

5. Investment Contracts

During 2008, the Plan invested in a common/collective fixed income investment fund, the KeyBank EB Managed Guaranteed Investment Contract Fund (the “Fund”), which holds fully benefit responsive investment contracts. Investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit responsive investment contracts and are recognized at fair value, with a corresponding adjustment to reflect these investments at contract value. Adoption of the guidance had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

The Plan reflected the Fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit responsive investment contract of $2,283,784 as of December 31, 2008. The fair value of the Fund as of December 31, 2008 was $43,412,349. The Plan did not hold a position in this fund as of December 31, 2009.

6. Investments

During 2009, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Year Ended December 31, 2009
Net realized and unrealized appreciation in the value of investments:
STERIS Corporation Common Stock Fund	$3,889,290
Mutual funds	26,028,346
Common/Collective fixed income investment fund	354,856
Separate accounts	9,194,223

Net realized and unrealized appreciation in the value of investments	$39,466,715

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

6. Investments (continued)

Investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31,
	2009	2008
Dodge & Cox Balanced Fund	$42,965,800	$33,380,774
Vanguard Prime Money Market Portfolio	35,729,494	NA
Vanguard Total Stock Market Index Portfolio	34,493,132	26,369,461
STERIS Corporation Common Stock Fund	25,985,124	22,113,671
Pimco Total Return Admin. Fund	25,920,381	19,887,906
Neuberger Berman Genesis Asset Fund	21,255,025	17,136,230
American Funds Europacific Growth R4 Fund	15,288,526	NA
KeyBank EB Managed Guaranteed Investment Contract Fund	NA	43,412,349

NA-Investment did not represent more than 5% of the fair value of the Plan’s net assets available for benefits.

7. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are classified in a hierarchy based on the inputs to valuation techniques used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices for identical assets or liabilities in active markets.

Level 2 - Inputs to the valuation methodology include, quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

7. Fair Value Measurements (continued)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

The following describes the valuation methodologies used for assets measured at fair value. Also, there have been no changes in the methodologies utilized as of December 31, 2009 and 2008.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end.

Common stocks and US government and agency securities: Valued at the closing price reported on the active market on which the individual securities are traded.

Corporate bonds: Valued at quoted prices in markets that are not active, broker dealer quotations, or other methods by which all significant inputs are observable, either directly or indirectly.

Common collective funds/separate accounts: valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the Fund, minus its liabilities, and then divided by the number of units outstanding. The investment is classified within level 2 of the valuation hierarchy as the unit price is quoted on a private non active market; however the unit price is based on underlying investments with observable inputs.

Participant loans: Valued at amortized costs, which approximates fair value. Participant loans are classified as level 3 within the valuation hierarchy based on the absence of observable inputs.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

7. Fair Value Measurements (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets measured at fair value on a recurring basis as of December 31, 2009:

	Level 1	Level 2	Level 3	Total
December 31, 2009
Cash	$678,819	$—	$—	$678,819
Mutual funds	140,626,071	—	—	140,626,071
Common stocks	—	25,306,305	—	25,306,305
Separate accounts	—	83,634,414	—	83,634,414
Participant loans	—	—	6,239,201	6,239,201

Total assets at fair value	$141,304,890	$108,940,719	$6,239,201	$256,484,810

The tables below set forth a summary of changes in the fair value of the Plan’s level 3 assets for the years ended December 31, 2009 and 2008:

	Participant Loans	Total

Fair value, January 1, 2008	$5,437,344	$5,437,344
Purchases, sales, issuances, repayments and settlements (net)	215,377	215,377

Fair value, December 31, 2008	5,652,721	5,652,721
Purchases, sales, issuances, repayments and settlements (net)	586,480	586,480

Fair value, December 31, 2009	$6,239,201	$6,239,201

8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

8. Risks and Uncertainties (continued)

Participants are responsible for researching and judging for themselves the suitability of any particular security, transaction or investment strategy and the associated inherent risk of loss.

9. Reconciliation of Financial Statements to Form 5500

The accompanying financial statements present fully benefit responsive contracts at contract value. The Form 5500 requires fully benefit responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit responsive investment contracts represents a reconciling item.

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2008:

December 31, 2008
Net assets available for benefits per the financial statements	$205,021,650

Adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts	(2,283,784)

Net assets available for benefits per Form 5500	$202,737,866

STERIS Corporation

401(k) Plan

Notes to Audited Financial Statements (continued)

9. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of the net increase in assets available for benefits per the financial statements to net income per the Form 5500:

December 31, 2009
Net increase in net assets available for benefits per the financial statements	$51,463,160

Net increase in the adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts for the plan year ended December 31, 2008	2,283,784

Net increase (decrease) in the adjustment from fair value to contract value for interest in common/collective fixed income investment fund related to fully benefit responsive investment contracts for the plan year ended December 31, 2009	—

Net income per Form 5500	$53,746,944

10. Subsequent Events

We have evaluated the effects of events that have occurred subsequent to December 31, 2009 through the date of this report. During this period, there have been no material events that would require recognition in the financial statements or disclosures to the financial statements, other than previously disclosed.

STERIS Corporation

401(k) Plan

EIN:  34-1482024            Plan Number:  001

Schedule H, Line 4i—Schedule of Assets

(Held at End of Year)

December 31, 2009

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest Par, or Maturity Value	Current Value

Cash:
Bankers Trust Company	Interest Bearing Cash	$678,819

Common Stock:
* STERIS Corporation	STERIS Corporation Common Stock	25,306,305

Mutual Funds:
Dodge and Cox Funds	Dodge & Cox Balanced Fund	42,965,800
Pacific Investment Management Co.	Pimco Total Return Admin. Fund	25,920,381
Neuberger Berman Management, Inc.	Neuberger Berman Genesis Asset Fund	21,255,025
American Funds Service Company	American Funds Europacific Growth R4 Fund	15,228,526
Fidelity Investments	Fidelity Advisor Mid Cap T Fund	12,323,725
Victory Funds	Victory Diversified Stock A Fund	10,657,027
American Funds Service Company	American Funds Growth Fund of America R4 Fund	8,798,415
Dodge and Cox Funds	Dodge & Cox International Stock Fund	3,477,172

		140,626,071

Separate Accounts
* Principal Life Insurance Company	Vanguard Prime Money Market Institutional Fund	35,729,494
* Principal Life Insurance Company	Vanguard Total Stock Market Index Portfolio	34,493,132
* Principal Life Insurance Company	Vanguard Balanced Index Portfolio	3,878,606
* Principal Life Insurance Company	Principal Real Estate Securities Separate Account	3,560,886
* Principal Life Insurance Company	Vanguard Short Term Bond Index Portfolio	2,028,096
* Principal Life Insurance Company	Vanguard Total Bond Market Index Portfolio	2,005,579
* Principal Life Insurance Company	Vanguard Total International Stock Index Portfolio	1,397,933
* Principal Life Insurance Company	Vanguard Short Term Treasury Fund	540,688

		83,634,414

Other
* Participant Loans	Bearing interest between 4.25% and 10.50% and maturing through 2037	6,239,201

		$256,484,810

*	Indicates party-in-interest to the Plan.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STERIS Corporation 401 (k) Plan

	By:	STERIS Corporation,
Plan Administrator

Dated: June 28, 2010	By:	/s/ MICHAEL J. TOKICH
Michael J. Tokich
Senior Vice President and Chief Financial Officer,
STERIS Corporation